MICHAEL JOHNSON & CO., LLC
Certified Public Accountants & Consultants
9175 E. Kenyon Avenue, #100
Denver, CO  80237
Telephone 303/796-0099
Fax 303/796-0137


August 22, 2000



NELX, Inc.
10525 W. 23rd Place
Lakewood, CO 80215

Dear Mr. Stout:

We are advising you as follows:

1. Michael Johnson & Co., LLC resigned as auditor effective August 22, 2000, at the request of NELX, Inc.

2. In connection with the audit of the most recent fiscal year, no disagree-ment(s) exist with any former accountant on any matter of accounting, princi -ples or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

    The audit report by Michael Johnson & Co., LLC for the year ended May 31, 1999, contained an opinion which included a paragraph discussing uncertain-ties related to continuation of the Registrant as a going concern. Other-wise, the audit report by Michael Johnson & Co., LLC for the year ended May 31, 1999 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or account-ing principles.

I trust this letter will fulfill your requirements.

Sincerely,

/s/ Michael B. Johnson, President

Michael B. Johnson, CPA